 Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX ANNOUNCES SUCCESSFUL START-UP OF PHASE 1 OF THE BELLATRIX ALDER FLATS PLANT AND COMPLETION OF ITS SEMI-ANNUAL BORROWING BASE REVIEW

CALGARY, ALBERTA (June 25, 2015) - Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) is pleased to announce the successful start-up of Phase 1 of the Bellatrix O’Chiese Nees-Ohpawganu’ck deep cut gas plant in the Alder Flats area of Alberta (the “Bellatrix Alder Flats Plant” or the “Plant”). Bellatrix is also pleased to announce the completion of the current semi-annual borrowing base redetermination under its bank credit facilities.

Phase 1 of the Bellatrix Alder Flats Plant is Fully Operational

Bellatrix successfully completed construction of Phase 1 of the Bellatrix Alder Flats Plant ahead of schedule and on budget. Initial Plant start-up commenced on May 22, 2015, followed by first delivery of natural gas volumes to sales. Subsequent to Plant start-up, Bellatrix has successfully increased volume throughput at the Plant, ultimately achieving inlet gas volumes of over 110 mmcf/d by mid-June. Completion and successful ramp up of volumes through the Plant represent significant milestones for Bellatrix. The Bellatrix Alder Flats Plant improves the Company’s operational control and enhances reliability of processing. With the Plant now fully operational, the Company expects to meaningfully realize these strategic benefits during the second half of the year.

Semi-Annual Borrowing Base Redetermination

Bellatrix’s syndicate of lenders has completed its semi-annual review of the borrowing base under the Company’s revolving credit facilities and has approved Bellatrix’s request for a revised borrowing base of $600 million. The semi-annual redetermination was initially scheduled to be completed in May 2015, but was deferred to facilitate the Company’s offering of US$250 million of 8.5% senior unsecured notes due 2020 (the “Senior Notes”), which was completed on May 21, 2015. The revised borrowing base incorporates an automatic reduction equal to two times the annual interest cost of the Senior Notes and a redetermination based on the syndicate’s review of the current estimated value of the Company’s proved reserves under the syndicate’s pricing assumptions. The revised borrowing base is anticipated to result in lower standby fees charged on unutilized amounts available under the credit facilities. As at May 31, 2015, Bellatrix had drawn approximately $365 million on its credit facilities, and after giving effect to the redetermined borrowing base, Bellatrix would have had access to approximately $235 million of liquidity under the credit facilities before deducting outstanding letters of credit.

The Company's credit facilities are available on an extendible revolving basis and consist of a $75 million operating facility provided by a Canadian bank and a $525 million syndicated facility provided by nine financial institutions, subject to a borrowing base test. The three year revolving facilities mature on May 30, 2017, unless extended for a further period not to exceed a maximum term of up to three years. The borrowing base is subject to re-determination on May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination scheduled to occur on November 30, 2015.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

FORWARD LOOKING STATEMENTS:

This press release contains forward looking statements. More particularly, this press release contains statements regarding the completion and start-up of the Bellatrix Alder Flats Plant and the resulting expected improvements in the Company’s operational control and reliability of processing, the benefits to be derived therefrom and the timing thereof. This press release also contains forward looking statements regarding the Company’s revised borrowing base under its bank credit facility and the anticipated lower standby fees charged on unutilized amounts available under the credit facilities and the Company’s available liquidity under the bank credit facility. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix's future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development or exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix's operations and financial results are included in reports on file with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bellatrixexploration.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.

1920, 800 - 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com

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